

September 24, 2010

Timothy P. Halter, President
SMSA Katy Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

> **Re:** **SMSA Katy Acquisition Corp.**
> **Form 10-12G**
> **Filed August 25, 2010**
> **File No. 000-54092**

Dear Mr. Halter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed. If the review process has not been completed before that date you may consider withdrawing the registration statement to prevent it from becoming effective and refilling it at such time as you are able to respond to any remaining issues or comments.

Item 1. Description of Business, page 4

2. In addition to fitting the definition of a shell company, please revise to clarify that you are also considered a blank check company.

3.   On page 9, we note your disclosure that recipients of Plan Shares are free to resell such securities after the business combination. Please tell us if the noted disclosure applies to Mr. Halter. If so, please tell us why Section 1145(b)(1)(A) does not apply to Mr. Halter.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 13

4.   We note your statement that "… we have made no independent verification and we do not make any representations whether any of the below entities are currently…." Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary.

5.   On page 14, we note your disclosure that Mr. Halter is also an officer, director, and shareholder of several private companies. Please revise to disclose all business affiliations within the last five years.

6.   We note the disclosure that Mr. Halter remains a minority shareholder in some of the blank check companies he formerly controlled. Please revise to clarify whether he sold all of his interest in the other listed blank check companies. Where he is still a minority holder, please revise to clarify if he sold any of his holdings after the change in control transaction.

7.   Please note that Item 401 of Regulation S-K only requests disclosure of the business experience from the past 5 years. For the listed blank check companies that Mr. Halter ceased his association with more than 5 years ago, please tell us the relevance of including such disclosure in this section.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page18

8.   On page 5, we note that the Plan requires HFG to assist in your search for a merger/acquisition candidate. You further state that HFG is responsible for payment of various expenses. Please clarify if the responsibility for expenses is included in the Plan. Also, clarify if HFG may seek or will be entitled to repayment for such expenses as a condition of any merger or acquisition. If so, discuss the terms associated with such liability. If the responsibilities for services and expenses are not expressed in the Plan, please discuss the material terms of your agreement with HFG and file it as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

Statements of Changes in Stockholders' Equity (Deficit), page F-5

9.   Please review the mathematical accuracy of the information presented in this statement. We note several typographical errors in the "Total" column after Balances at December 31, 2008. Likewise, we note several typographical errors in the Balances at June 30, 2010. Please revise as appropriate.

Statements of Cash Flows, page F-6

10.   We note for the six months ended June 30, 2010 that you have not presented the decrease in accounts payable, the net cash used in operating activities, and the increase in working capital advances from majority stockholder. Please revise as appropriate.

Note B - Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

11.   We note your disclosure here and on page 5 that if you do not consummate a business combination by May 10, 2012, the discharge provided under the confirmation plan will not be made effective and consequently unsecured pre-confirmation creditors will be able to assert and attempt to collect their pre-confirmation claims. Considering the consummation of business combination is uncertain and not under your control, please revise to disclose in detail your contingent liabilities relating to pre confirmation claims that your unsecured creditors can assert against you.

Note E - Summary of Significant Accounting Policies, page F-11

12.   Please revise to include disclosures regarding the impact that recently-issued but not yet effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

13.   We note your disclosure on page 5 that HFG is responsible for the payment of your operating expenses, legal and accounting expenses and provide consulting services at no cost to you. In addition we note your disclosure on page 9 that Mr. Halter and HFG have expended significant time and paid legal and accounting fees in preparing the registration statement. Please tell us how you account for uncompensated services rendered by HFG and Mr. Halter. Refer to SAB Topic 1.B.1.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor